January 28, 2010

VIA EDGAR

Edward M. Kelly, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:	India Globalization Capital, Inc.
Post-effective Amendment 4 on Form S-3 to Registration Statement on Form S-1
Filed December 29, 2009
File No. 333-124942

Dear Mr. Kelly:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company”) dated January 25, 2010 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1:  Post-effective amendment 3 on Form S-3 to the registration statement on Form S-1 was declared effective on November 12, 2008 and included audited financial statements for the fiscal year ended March 31, 2008.  Post-effective amendment 3 has been effective for more than nine months and the audited financial statements in the amendment are older than 16 months without having been updated for purposes of Section 10(a)(3) of the Securities Act.  Section 5(b) of the Securities Act, together with Section 2(a)(10)(a) of the Securities Act, requires that a prospectus meeting the requirements of Section 10(a)(3) be delivered before or at the same time with a confirmation of sale of a security.  Tell us whether offers or sales were made under post-effective amendment 3 without a valid Section 10(a)(3) prospectus.  Alternatively, if offers or sales were made under post-effective amendment 3 without a valid Section 10(a)(3) prospectus, provide disclosure of the Section 5 violation and the resultant consequences or effects in a post-effective amendment 5 on Form S-3 to the registration statement on Form S-1.

1.           To the Company’s knowledge, no offers or sales were made under post-effective amendment 3 without a valid Section 10(a)(3) prospectus.

Risk Factors, page 8

Staff Comment 2:  We note the statements “Such risks and uncertainties are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.”  Since India Globalization Capital, Inc. is required to disclose all risk factors that it believes are material at this time, please delete the statements.

2.           Concurrent with this letter, we have filed Post-Effective Amendment No. 5 to the Registration Statement (the “Amendment”).  We have deleted these statements in the Amendment.

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:alb
cc:           Ram Makunda
Mark A. Katzoff, Esq.